--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT

       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               (AMENDMENT NO. 1)

                           NATIONAL PROCESSING, INC.
                              (NAME OF THE ISSUER)

                           NATIONAL CITY CORPORATION
                    (NAME OF THE PERSON(S) FILING STATEMENT)

                          COMMON SHARES, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  637229 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                           -------------------------

                             DAVID L. ZOELLER, ESQ.
                           NATIONAL CITY CORPORATION
                             1900 EAST NINTH STREET
                             CLEVELAND, OHIO 44114
                                 (216) 575-2000

                                WITH A COPY TO:

                           CHRISTOPHER M. KELLY, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              901 LAKESIDE AVENUE
                              CLEVELAND, OH 44114
                                 (216) 586-3939
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
      NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                           -------------------------

This statement is filed in connection with (check the appropriate box):

     [ ] (a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     [ ] (b) The filing of a registration statement under the Securities Act of 1933.

     [X]  (c) A tender offer.

     [ ]  (d) None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box

        (a) are preliminary copies.  [ ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  INTRODUCTION

     This Amendment No. 1 to the Rule 13E-3 Transaction Statement (the "Schedule 13E-3") relates to a tender offer by National City Corporation, a Delaware corporation (the "Purchaser"), to purchase any and all outstanding common shares, no par value (the "Shares"), of National Processing, Inc., an Ohio corporation (the "Company"), not currently owned by the Purchaser, for a purchase price of $9.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 28, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Purchase, as amended from time to time, the "Offer"), copies of which were filed as Exhibits (a)(1) and (a)(2) respectively to the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed by the Purchaser with the Securities and Exchange Commission on June 28, 1999. This Schedule 13E-3 is being filed by the Purchaser.

ITEM 16.  ADDITIONAL INFORMATION.

     Item 16 is hereby amended and supplemented by adding to the end thereof the following:

     On June 23, 1999, two lawsuits were filed in the Court of Common Pleas in Cuyahoga County, Ohio by alleged shareholders of the Company against the Company, the Purchaser and individual members of the Company's Board of Directors. Each of these suits was filed as a purported class action on behalf of all shareholders of the Company except the defendants and their affiliates. Each of the complaints is virtually identical in its allegations, which include, among other things, that the defendants have breached their fiduciary duties to plaintiff in connection with the Offer by failing to act in the best interests of the Company's public shareholders, failing to exercise independent business judgment and acting to the detriment of the Company's public shareholders for their own personal benefit. Each complaint seeks: (i) class certification, (ii) preliminary and permanent injunctive relief enjoining defendants from proceeding with or consummating the proposed transactions, (iii) rescission of the transactions if consummated, (iv) monetary damages, (v) attorney's fees and (vi) such other relief as the court determines is just and proper. The Purchaser believes the charges of wrongdoing contained in the complaint are without merit and intends to contest them vigorously.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 17(d) is hereby amended and supplemented by adding to the end thereof the following:

          (d)(8) Summary Advertisement, dated June 30, 1999.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 1999

                                          NATIONAL CITY CORPORATION

                                          By: /s/ ROBERT G. SIEFERS
                                            ------------------------------------
                                            Name: Robert G. Siefers
                                            Title:  Vice Chairman and
                                                Chief Financial Officer

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
(d)(8)   Summary Advertisement, dated June 30, 1999.